1852 Banking Street Suite 29551 Greensboro, North Carolina 27408 jcross@sheffordcompanies.com sheffordcompanies.com

March 16, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Peter McPhun

Jennifer Monick

David Link

Jeffrey Gabor

Re: Shefford Small Business, Inc.

Registration Statement on Form 10-12G

Filed February 2, 2026

File No. 000-56818

Ladies and Gentlemen:

Shefford Small Business, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 27, 2026 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No.1to the Registration Statement on Form 10-12G (“Amendment No. 1”). For your convenience, we have included below each of the Staff’s comments in bold type and our responses immediately following each comment. References to page numbers in our responses are to the pages of Amendment No.1,as filed concurrently herewith.

Registration Statement on Form 10-12G filed February 2, 2026

Comment

Facing Page

1. Please revise your facing page to include the statement “If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.”

Response:

In response to the Staff’s comment, we have revised the facing page of the Registration Statement to include the statement: “If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.” The box is left unchecked, consistent with the Company’s disclosure that it has elected to use the extended transition period. See facing page of Amendment No.1to the Registration Statement.

Consistent with the Company’s disclosure that it has elected to use the extended transition period available to emerging growth companies, the check box is left unchecked. See facing page of Amendment No. 1.

Comment

Description of Business, page 2

2. Please revise your disclosure here and elsewhere as applicable to clearly indicate the amount of consideration received by the company for the 1,000,000 shares. Please also revise to disclose the total amount of expenses and costs incurred by the company that Mr. Cross has paid as of the most recent practicable date.

Response:

In response to the Staff’s comment, we have revised the disclosure in Item1,“Description of Business-Founder Share Arrangement,” and elsewhere as appropriate, to specify the consideration received by the Company for the issuance of 1,000,000 shares of common stock to Jonathan Cross:

Founder Share Arrangement. At inception, the Company issued 1,000,000 shares of common stock to Jonathan Cross, the Company’s founder, sole officer, director, and shareholder, in consideration for his agreement to fund all expenses and costs incurred by the Company from inception through the consummation of an initial Business Combination, without reimbursement or repayment obligation by the Company. As of the date of this Registration Statement, Mr. Cross has paid an aggregate of approximately $365.00 of expenses and costs on behalf of the Company, including regulatory filing fees, legal and accounting fees, auditing costs, transfer agent fees, and general administrative expenses.

We also disclosed that In consideration for the 1,000,000 shares, as of the date of this Registration Statement, Mr. Cross has paid approximately $365.00 of expenses on behalf of the Company. In the following items:

Item 2

Item 4

Item 6

Item 7

Item 9

Item 10

Comment

Capital Resources and Liquidity, page 25

3. Please clarify that the company has total assets of $240 and working capital of $240 as of December 31,2025.

Response:

We have revised the “Capital Resources and Liquidity” section to clarify that: As of December 31, 2025,the Company had total assets of $240.00, consisting entirely of cash, no liabilities, and working capital of $240.00.

Comment

Involvement in Certain Legal Proceedings, page 35

4. Briefly indicate the approximate value of the alleged fraudulent transfers being sought to be recovered in the complaint by the trustee for the estate of the company.

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Response:

In response to the Staff’s comment, we have revised the disclosure under “Involvement in Certain Legal Proceedings” to state that:

The trustee seeks to recover alleged fraudulent transfers in an aggregate amount of approximately $541,896.73, plus interest, costs, and such other relief as the court may award.

Comment

Item 5. Directors and Executive Officers, page 35

5. We note your disclosure about Mr. Cross’ experience with financial reporting and his role in forming Shefford Companies, a public platform designed for a buy-and-build strategy. Please revise to address the status of your affiliated company, Shefford Companies Inc., with reporting requirements since becoming a reporting company.

Response:

We have revised the biography of Jonathan Cross under Item 5 to describe the status of Shefford Companies Inc. with respect to its Exchange Act reporting requirements to state that:

Shefford Companies Inc. became a reporting company under the Exchange Act in 2023. Shefford Companies Inc. is currently delinquent in its Exchange Act reporting obligations and has not filed all required periodic reports on a timely basis. Management of Shefford Companies Inc., in coordination with its independent auditors, is in the process of preparing and filing the necessary reports in order to bring that company current in its SEC reporting.

Comment

Executive Compensation, page 39

6. Please revise to clarify that your disclosure covers all compensation awarded to, earned by, or paid to Jonathan Cross for all services rendered in all capacities for the company. See Item 402(a)(2) of Regulation S-K.

Response:

In response to the Staff’s comment and consistent with Item 402(a)(2) of Regulation S K, we have revised the “Executive Compensation” section to clarify that the disclosure covers all compensation awarded to, earned by, or paid to Jonathan Cross for all services rendered in all capacities to the Company and to state:

For the period from November 13, 2025 (inception) through December 31, 2025, the Company did not award, earn, or pay any compensation of any kind to Jonathan Cross for services rendered in any capacity to the Company, including as an officer, director, or employee. No bonuses, stock awards, option awards, non equity incentive compensation, or other forms of compensation have been granted or accrued for Mr. Cross for such period.

Comment

Report of Independent Registered Public Accounting Firm, page F-2

7. We note your auditor refers to the accompanying balance sheet of Shefford & Companies, Inc. within the first paragraph of its report. It appears the registrant’s name is Shefford Small Business, Inc. Please have your auditor revise its report to refer to Shefford Small Business, Inc., or advise.

Response:

We acknowledge the Staff’s comment. The audit report included in Amendment No.1has been revised by our independent registered public accounting firm to refer to Shefford Small Business, Inc., which is the registrant, rather than to “Shefford & Companies, Inc.” See page F1of Amendment No.1to the Registration Statement.

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Acknowledgments

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and Amendment No. 1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or require any additional information, please contact the undersigned at (646) 330-0977.

Sincerely,

Shefford Small Business, Inc.

By: /s/ Jonathan Cross

Name : Jonathan Cross

Title: Chief Executive Officer

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